

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2011

Mr. Guozhu Wang
Chief Executive Officer
China Pharmaceuticals, Inc.
24th Floor, Building A, Zhengxin Mansion
No. 5 of 1st Gaoxin Rd, Hi-Tech Development Zone
Xi'an City, People's Republic of China 710075

> **Re: China Pharmaceuticals, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 24, 2011**
> **File No. 000-52763**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

Item 4.01. Changes in Registrant's Certifying Accountant

1. It appears an Item 4.01 Form 8-K was not filed within 4 business days of the date you engaged your new auditors. Please note that this delinquency may impact your eligibility requirements for filing on Form S-3. Please confirm that you understand the impact of not filing the Item 4.01 Form 8-K within 4 business days.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Christine Allen, Staff Accountant, at (202) 551-3652 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief